UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

ROUGE INDUSTRIES INC.
-------------------------------------------------------------------
(Name of Issuer)


COMMON
-------------------------------------------
Title of Class of Securities)


779088103
--------------
(CUSIP NUMBER)


December 31, 2003
-----------------
(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



*The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.




The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities
Exchange Act of 1934 (the 1934 Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 7 Pages

CUSIP NO. 779088103             13G

1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Merrill Lynch & Co., Inc.
(on behalf of Merrill Lynch Investment Managers ( MLIM ))**

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing

(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

NONE

6. SHARED VOTING POWER

0

7. SOLE DISPOSITIVE POWER

NONE

8. SHARED DISPOSITIVE POWER

0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 (ownership disclaimed pursuant to Section 13d-4 of the 1934 Act)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.00%

12. TYPE OF REPORTING PERSON*

HC, CO

Page 3 of 7 Pages

*SEE INSTRUCTION BEFORE FILLING OUT!
   **SEE EXHIBIT A


14. CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT
TO WHICH THIS SCHEDULE IS FILED:

	[X]	Rule 13d-1(b)
	[ ]	Rule 13d-1(c)
	[ ]	Rule 13d-1(d)


ITEM 1 (a)  Name of Issuer:
	    --------------

	ROUGE INDUSTRIES INC. (the  Company )


ITEM 1 (b)  Address of Issuer s Principal Executive Offices:
	    -----------------------------------------------

	3001 Miller Road
	PO Box 1699
	Dearborn, MI
	48121-1699

ITEM 2 (a)  Name of Persons Filing:
	    ---------------------

	    Merrill Lynch & Co., Inc.
	    (on behalf of Merrill Lynch Investment Managers ( MLIM ))

ITEM 2 (b)  Address of Principal Business Office or, if none, Residence:
	    -----------------------------------------------------------

Merrill Lynch & Co., Inc.
(on behalf of Merrill Lynch Investment Managers ( MLIM ))
800 Scudders Mill Road
Plainsboro, New Jersey  08536

ITEM 2 (c)  Citizenship:
	    -----------
See Item 4 of Cover Pages

ITEM 2 (d)  Title of Class of Securities:
	    ----------------------------

Common Stock
ITEM 2 (e)  CUSIP NUMBER:

See Cover Page

Page 4 of 7 Pages


ITEM 3

	If this statement is filed pursuant to Rules 13d-1(b), 13d-2(b), Or 13d-2(c), check whether the person filing is a:

(a) [ ] Broker or Dealer registered under Section 15 of the Act,
(b) [ ] Bank as defined in Section 3(a)(6) of the Act,
(c) [ ] Insurance Company as defined in Section 3(a)(19)of the Act,
(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940,
(e) [X] Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
(f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(ii)(F),
(g) [X] Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(ii)(G); see Item 7,
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813),
(i) [ ] A church plan that is excluded from the definition of an an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j) [ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ITEM 4  Ownership
	---------
(a)  Amount Beneficially Owned:

   See Item 9 of Cover Pages.

(b)  Percent of Class:

     See Item 11 of Cover Pages

(c)  Number of shares as to which such person has:

     (i)  sole power to vote or to direct the vote:

	  See Item 5 of Cover Pages

    (ii)  shared power to vote or to direct the vote:

	  See Item 6 of the Cover Pages

   (iii)  sole power to dispose of or to direct the disposition of:

	  See Item 7 of Cover Pages

    (iv)  shared power to dispose of or direct the disposition of:

	  See Item 8 of Cover Pages

Page 5 of 7 Pages

ITEM 5  Ownership of Five Percent or Less of a Class.
	--------------------------------------------

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]


ITEM 6  Ownership of More than Five Percent on Behalf of Another Person.
	---------------------------------------------------------------

	Not Applicable


ITEM 7   Identification and Classification of the Subsidiary Which
   Acquired the Security Being Reported on by the Parent Holding
   Company or Control Person.
  	   ------------------------------------------------------------------

   Merrill Lynch & Co., Inc. ( ML&Co. ) is a parent holding company. Merrill Lynch Investment Managers ( MLIM ) is an operating division of ML&Co. consisting of ML&Co. s indirectly-owned asset management subsidiaries. The following asset management subsidiaries hold certain shares of the common stock which is the subject of this 13G filing:

Merrill Lynch Investment Managers, L.P.
Fund Asset Managers, L.P.
QA Advisers, LLC



ITEM 8   Identification and Classification of Members of the Group.
	 ----------------------------------------------------------

Not Applicable



ITEM 9  Notice of Dissolution of Group.
	------------------------------

Not Applicable

Page 6 of 7 Pages


ITEM 10  Certification
	 -------------

    By signing below each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


Signature.
---------

    After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  January 27, 2004

Merrill Lynch & Co., Inc.
(on behalf of Merrill Lynch Investment Managers ( MLIM ))

/s/ Thomas D. Jones, III


-----------------------------
Name:  Thomas D. Jones, III
Title:  Attorney-In-Fact*




------------------------------------
*Signed pursuant to a power of attorney, dated January 25,1999, included as Exhibit B to Schedule 13G filed with the Securities and Exchange Commission by Merrill Lynch & Co., Inc. (on behalf of Merrill Lynch Asset Management Group(AMG )) now known as Merrill Lynch Investment Managers ( MLIM )

EXHIBIT A

Merrill Lynch Investment Managers("MLIM")of ML&Co. is comprised of the following legal entities: Merrill Lynch Investment Managers, L.P., ("MLIMLP") doing business as Merrill Lynch Investment Managers; Fund Asset Management, L.P. ("FAM") doing business as Fund Asset Management; Merrill Lynch Investment Managers, LLC ("MLIMLLC"); Merrill Lynch Asset Management U.K. Limited
("MLAM UK"); Merrill Lynch (Suisse) Investment Management S.A. (MLS);
Merrill Lynch Investment Managers International Limited ("MLIMI"); Merrill
Lynch Investment Managers Limited; Merrill Lynch Investment Managers
(Asia Pacific)Limited; Merrill Lynch Investment Managers (Asia)Limited;
Merrill Lynch Investment Managers Limited (Australia); Merrill Lynch
Investment Managers (Isle of Man) Limited; Munich London Investment
Management Limited; Munich London Investment Management (Jersey)
Limited; Merrill Lynch Investment Managers Co. Ltd; DSP Merrill Lynch
Fund Managers Ltd; Merrill Lynch Global Asset Management Limited;
Merrill Lynch Fund Managers Limited;  Merrill Lynch Fund Managers
(Channel Islands)Limited; Merrill Lynch Investment Managers
(Channel Islands)Limited; and Merrill Lynch Pensions Limited.
Each of MLIMLP, FAM, MLAM UK, MLS and MLIMI is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, which acts as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. Each other firm constituting part of MLIM is an investment adviser operating under the laws of a jurisdiction other than the United States. The investment advisers that comprise MLIM exercise voting and investment powers over portfolio securities independently from other direct and indirect subsidiaries of ML&Co.